September 13, 2005                                   Guy P. Lander
                                                     Dir 212-588-5511
                                                     Fax: 212.644.8489
                                                     glander@dwpv.com

                                                     File No. 060507-61356

Via Facsimile and
EDGAR Transmission

Ms. Claire Erlanger
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

                  Re:   Kent Financial Services, Inc.
                        Form 10-KSB for the year ended December 31, 2004 Form 10-QSB for the period ended March 31, 2005 Commission file #: 001-07986

Dear Ms. Erlanger:

      On behalf of Kent Financial Services, Inc. ("Kent"), the following is provided in response to comments received from the staff (the "Staff") of the Securities and Exchange Commission in their letter dated July 27, 2005. For the convenience of the Staff, we have restated the Staff's comments, and the number of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff. Once the staff has completed its review, Kent will incorporate into its filed documents changes and additional disclosures that Kent deems necessary or appropriate.

Form 10-KSB for the year ended December 31, 2004

Management's Discussion & Analysis

- Market Risk, page II-7

1. We note from your statement of operations that the caption "interest, dividends and other" was a significant part of your revenue in 2004. Please revise your market risk disclosure to include a discussion on interest rate risk, or alternatively tell us why you do not believe that risk is significant to your operations.

      The Company does not believe that interest rate risk is significant to its operations for the following reasons. In 2004, the Company had interest, dividends and other income of $485,000 of which only $116,000 was interest income. The Company recorded no dividend income in 2004. The Company earns interest on its cash equivalents. Cash equivalents consist of U.S. treasury bills with original maturities of three months or less. Due to the nature of these cash equivalents, there is no risk of the reduction in the value of these cash equivalents resulting from a change in interest rates as the cash equivalents are carried at market value. Further, the potential change in interest income, using a hypothetical .25% change in interest rates is estimated to be $35,000 annually and not deemed material to the Company. In future filings, the Company will disclose interest income separately on its financial statements.

Investment Company Act of 1940, page II-8

2. We note your disclosure that you believe your 50.06% ownership in Cortech is your primary business and you will not be deemed to be an investment company under the 1950 Act. Please explain to us how you have analyzed your status in regards to the requirements to register as an investment company under the 1940 Act and explain why you believe that you are not required to register as such an investment company.

      First, Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that "is or holds itself out as being engaged primarily, or proposed to engage primarily, in the business of investing, reinvesting, or trading in securities." To fall within the Section 3(a)(1)(A) definition, an issuer must either hold itself out as being or actually be primarily engaged in the business of investing, reinvestment, or trading in securities. Generally, an issuer is primarily engaged in a business when at least 55% of its assets are used in that line of business.

      The Company is not holding itself out as investing in securities. Additionally, it is not primarily engaged in the business of investing in securities. To constitute an investment under Section 3(a)(1)(A) (and (C)), the main purpose of the transaction must be the expectation of profits, not the keeping of cash ready for other purposes. See Frankel, Regulation of Money Managers, Vol 1, ss. 5.02[C]. Here, the company is holding almost all its assets in cash and cash equivalents. The cash equivalents are treasury bills of less than 90 days duration which are normally held to maturity. Compare SEC v. Capital Counselors, Inc., 332 F.Supp. 291 (SDNY 1971), attorneys fees denied 378 F.Supp. 224 (SDNY 1974), aff'd 512 F.2d 654 (2d Cir. 1975) and J.D. Gillespie, 13 SEC 470 (1943).

      Second, Section 3(a)(1)(C) of the Act defines an investment company as an issuer that is engaged in the business of owning or holding securities and that owns investment securities having a value exceeding 40 per cent of the value of the issuer's total assets (excluding government securities and cash items) on an unconsolidated basis. Under Section 3(a)(2) of the Act, "investment securities" excludes government securities and securities issued by majority-owned subsidiaries that are not investment companies and that are not Section 3(c)(1) of 3(c)(7) private investment companies.

      Enclosed, provided supplementally, are balance sheets for Kent and Cortech that are unconsolidated for less than wholly owned subsidiaries, together with an organizational chart of Kent.

      Because the bulk of Cortech's assets consist of U.S. government securities, which falls outside the definition of "investment securities," and because the majority of Kent's assets are its securities in its majority owned subsidiary, Cortech, each of Cortech and Kent is not an investment company under
Section 3(a)(1)(C) of the Act. Government securities and cash items are excluded from the numerator and denominator in the calculation and securities of majority owned subsidiaries are only excluded from the numerator.

      First, Cortech is not an investment company under Section 3(a)(1)(C) of the Act. The balance sheet of Cortech as of June 30, 2005 indicates that for the asset test of Cortech, the numerator would consist of all investment securities, which is zero. The denominator would consist of total assets of $11,324,000 less government securities of $11,169,000 and cash of $141,000, which leaves $14,000 (consisting of prepaid assets). 0/$14,000 is 0%, which is less than 40%. Consequently, Cortech is not an investment company under Section 3(a)(1)(C) of the Act.

      Second, the pro forma balance sheet of Kent indicates that for the asset test of Kent, the numerator would consist of all investment securities, which is $537,000 (securities owned of $386,000, investment in GolfRounds.com of $122,000, and investment in General Devices of $29,000). The denominator would consist of total assets of $8,783,000 less government securities of $2,162,000 and cash of $135,000, which is $6,486,000. $537,000/$6,486,000 is 8%, which is less than 40%. Consequently, Kent is not an investment company under Section 3(a)(1)(C) of the Act.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies

- Sale of T.R. Winston

3. We note that in 2003 you sold 60% of Winston to two executives of Winston. Please tell us the nature and amount of consideration that was received from the sale of that interest and indicate whether a gain or loss was recognized on sale of the interest. If so, explain how it was calculated. Additionally, please explain to us the nature and terms of the put option liability that was established in connection with the initial sale and your basis of accounting for it as deferred compensation, or a reduction in equity in 2003. Also, explain in further detail how you calculated the gain on disposition of your remaining interest in Winston of $71,000. We may have further comment upon receipt of your response.

Consideration

      Effective July 31, 2003, T.R.Winston & Company, Inc. (Winston Inc.), a wholly owned subsidiary of the Company was reorganized as T.R. Winston & Company, LLC (Winston LLC). In accordance with the Amended and Restated Limited Liability Company Agreement of Winston LLC (the "Agreement"), which was filed as an exhibit to the Company's Form 10-QSB for the quarter ended June 30, 2003, the Company retained 40% of Winston LLC and 60% of Winston LLC was sold to two officers of Winston Inc. Pursuant to the Agreement, the beginning equity of Winston LLC was to be $500,000. Upon consummation of the Agreement, Winston Inc. distributed cash to Kent, reducing Kent's investment in Winston LLC to $200,000, its required capital for its 40% interest. The officers of Winston LLC contributed $300,000, bringing the equity in Winston LLC to $500,000. As a result, no gain or loss was recorded in connection with the transaction.

Put Option

      The Agreement also provided that John W. Galuchie, Jr. (an officer of Winston LLC and former officer of Kent), subject to certain conditions, shall have the right to require Kent to purchase all of his Units in Winston LLC for a purchase price of $390,000, for a period of thirty (30) days following the second anniversary of the date of execution of the Agreement

      FAS 150, paragraph 10 states that `a financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable--and, therefore, becomes a liability--if that event occurs, the condition is resolved, or the event becomes certain to occur. Paragraph 11 of FAS 150 states a financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets, shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer's equity shares that are to be physically settled or net cash settled.' Paragraph 20 and 21 of FAS 150 states that `mandatorily redeemable financial instruments shall be measured initially at fair value and equity should be reduced by an amount equal to the fair value of the shares at inception. Therefore, Kent recorded this liability of $390,000 with an offset to stockholders equity of $390,000 disclosed as deferred compensation, as such amount, if paid, would be paid under the provisions of Galuchie's employment agreement with Kent.

Sale of Remaining Interest

      In accordance with the Agreement to Purchase Membership Units ("40% Sale Agreeement, the Company sold its remaining 40% interest in Winston LLC, to the other members of Winston LLC effective August 1, 2004, as follows ($000's Omitted):

      Gross Sales Price                                           $ 1,000
      Cancellation of put option in the original amount              (390)
      Other adjustments                                               (90)
                                                                  -------
           Cash Proceeds                                              520
      Investment in Winston LLC as of the transaction date           (449)
                                                                  -------
           Gain on sale                                           $    71
                                                                  =======

Note 3. Securities Owned

4. We note you have a 36.9% interest in General Devices, which has been increased to a 44% interest subsequent to year end. Please tell us your basis for not accounting for this investment using the equity method of accounting. If you do not believe that you 36.9% interest provides you with significant influence over this entity's operations, explain in detail your basis for this conclusion. See paragraph 17 of APB 18.

      Asset Value Fund Limited Partnership (AVF), a wholly owned subsidiary of Asset Value Management, a wholly owned subsidiary of Kent is a partnership whose primary purpose is to hold positions in a limited number of companies. In 1999 AVF acquired shares representing 25.81% of General Devices, Inc. (GNDV). In 2002, AVF increased its ownership to approximately 36.9% and in 2005 to 43.94%. AVF did not record its investment in GNDV on the equity method because AVF has no representation on the board of directors of GNDV and did not exert significant influence despite its financial interest. Although a monthly management fee of $4,000 was and is paid to AVF by GNDV, the services it performs are primarily administrative, including SEC filings and the introduction of merger and acquisition proposals. As a result of the aforementioned, the

Company deemed it appropriate not to record its investment in GDNV under the equity method, but rather under the fair value method.

5. Your disclosures suggest that you have classified your equity securities as trading securities. Considering your disclosure in Note 3 that your securities are held for capital appreciation, and the fact that the securities of Dewey Electronics and Golf Rounds have been held since at least 1999, please tell us why you believe these investments are appropriately classified as trading securities. Also, tell us and revise your financial statements to explain how the investment gains reflected in your statements of operations were calculated or determined and disclose the portion of the gains that relate to securities still held at the reporting date. Additionally, explain how you determined that your investment securities held at December 31, 2004 were not impaired.

      Generally, securities owned by AVF are equity securities that are bought and held principally for the purpose of selling them in the near term with the objective of generating profits on short-term differences in price or short-term capital appreciation. Due to market conditions, securities of Dewey Electronics Corp (Dewey) have been held since 2002, however, in the first six months of 2005, AVF did sell 70,000 shares of Dewey realizing a gain of $202,000 and reducing its ownership to 65,000 shares. Management's intent is to sell the remaining securities of Dewey and of GolfRounds as soon as it is deemed appropriate by the Company's management based upon market conditions. Therefore, the Company believes that these investments are appropriately classified as trading securities.

      Note 3 to the financial statements will be revised to include the following:

            The Company's securities are valued at fair value. Fair value is ordinarily the listed market price of the stock. If listed market prices are not indicative of fair value or if liquidating the Company's position would reasonably be expected to impact market prices, fair value is determined based on other relevant factors. Among the factors considered by management in determining fair value of the portfolio positions are the financial condition, asset composition and operating results of the issuer, the long-term business potential of the issuer and other factors generally pertinent to the valuation of investments, including the analysis of the valuation of comparable companies.

            As a result of the foregoing, securities owned at December 31, 2004 were valued at listed market prices for all but two positions. Securities owned of Golf Rounds.com, Inc. were discounted 20% or approximately $32,000 from the listed market price, based on the criteria described in the preceding paragraph and securities owned of General Devices, Inc. were discounted 50% or approximately $87,000 from the listed market price.

            The Company had net investing gains of approximately $310,000 in 2004. Net unrealized losses on securities owned were approximately $28,000 and $279,000 at December 31, 2004 and 2003, respectively resulting in net unrealized gains of approximately $251,000 in 2004. Realized gains were approximately $59,000 in 2004.

            In 2003, the Company had net investing gains of approximately $663,000. Net unrealized losses on securities owned were approximately $1,026,000 and $279,000 at December 31, 2003 and 2002,
            respectively resulting in net unrealized gains of approximately $769,000 in 2003. Realized losses were approximately $84,000 in 2003.

Note 4. Acquisition of Cortech

6. Please explain why the Company accounted for its investment in Cortech "based on fair value as determined by the management of AVF" prior to the June 2004 transaction in which AVF acquired 139,328 shares of Cortech, increasing its ownership interest to 50.06%. As part of your response, please tell us the number of shares and percentage of total shares in Cortech held by AVF prior to this transaction. Additionally, if AVF held a greater than 20% interest prior to the June 2004 transaction, please explain in detail why the Company did not use the equity method of accounting to account for its interest in Cortech. Also, please revise the notes to your financial statements to include all of the disclosures required by paragraphs 51, 52 and 54 of SFAS No. 141 with respect to your acquisition of this interest in Cortech or explain in detail why you do not believe this is required.

      AVF purchases securities with the objective of generating profits on short-term differences in price or capital appreciation (i.e. an increase in the market price of an asset). Accordingly, the Company has consistently classified all holdings in securities that it owns less than 50% of as trading securities and valued at fair value. Fair value is ordinarily the listed market price of the stock. However, if listed market prices are not indicative of fair value or if liquidating the Company's position would reasonably be expected to impact market prices, fair value is determined based on other relevant factors. This method and the equity method did not materially differ as the Company valued its investment in

Cortech based upon its proportionate ownership share of Cortech's equity during each period presented. Subsequent to the Company's majority control of Cortech in June 2004, the Company consolidated Cortech as a subsidiary.

      Note 4 to the financial statements will be revised to include the following:

            When the Company acquired its majority control in June 2004, Cortech was a biopharmaceutical company whose research and development efforts were focused primarily on protease inhibitors and bradykinin antagonists. These efforts produced a technology portfolio, the products of which may have therapeutic application across a broad range of medical conditions. Shares in Cortech were originally acquired with the objective of generating profits on short-term differences in price or capital appreciation, however, AVF determined to increase its ownership in Cortech to exceed 50% and make Cortech Kent's primary business, which, was primarily made to exploit Cortech's technology. The results of operations of Cortech are included in the combined entity from July 1, 2004. Since 1998, AVF had been acquiring shares of Cortech in the open market, and at June 30, 2004 had acquired 1,800,000 shares of Cortech at a total cost of approximately $5.7 million. Since June 30, 2004, Cortech has determined not to incur any additional expenses to maintain its patent portfolio and instead intends to use its available working capital to effect a business combination or grow a business internally.

            No value was assigned to Cortech's patents or other intangibles at the acquisition date. At June 30, 2004, all purchase price allocations were finalized and the Company recorded its investment as follows:

                  Cash                               $ 11,455
                  Other assets                              6
                  Accrued expenses                       (129)
                  Kent's investment in Cortech         (5,670)
                  Minority Interest                    (5,662)
                                                     --------
                                                     $     --
                                                     ========

            The following pro forma results of operations are provided to reflect the operations of the Company had the acquisition of

            Cortech taken place on January 1, 2003. This pro forma financial information is not intended to reflect results of operations which would have actually resulted had these transactions been effected on January 1, 2003. Moreover, this pro forma financial information is not intended to be indicative of operations that may be attained in the future.

                                                      2004       2003
                                                     -----------------
                  Revenues                           $1,971     $3,238
                  Income before income taxes         $  827     $  340
                  Pro forma net income               $  923     $  308
                  Pro forma net income per share     $ 0.32     $ 0.09

7. We note your disclosure that at December 31, 2004, Cortech had 382,735 common stock options outstanding at exercise prices ranging from $3.50 to $13.59 per share expiring from 2005 through 2010. Please revise your note to include the disclosures outlined in paragraph 47 and 48 of SFAS 123 with respect to these options.

      Note 4 to the financial statements will be revised to include the following:

            A summary of the status of the Cortech's 1986 Plan, 1993 Plan and non-employee directors' stock option plans as of December 31, 2004 and changes during the years ended on those dates is presented below:

                                                   Weighted-           Range
                                                    Average             of
                                        Shares   Exercise Price   Exercise Price
                                        ----------------------------------------
            Options outstanding
                 at beginning of year   465,202      $5.62         $3.50-$13.594
            Canceled                    (88,717)      9.10        $8.75-$12.1875
                                        -------
            Options outstanding
                 at end of year         376,485       4.80         $3.50-$13.594
                                        =======
            Options exercisable
                 at end of year         376,485       4.80         $3.50-$13.594
                                        =======

            Cortech granted other options to certain directors and consultants:

                                                    Weighted-          Range
                                                     Average            of
                                         Shares  Exercise Price   Exercise Price
                                         ---------------------------------------
            Options outstanding
                 at beginning of year    12,834      $7.50          $5.00-$17.50
            Canceled                     (6,584)      9.00          $8.75-$17.50
                                         ------
            Options outstanding
                 at end of year           6,250       5.92         $5.00-$7.5785
                                         ======
            Options exercisable
                 at end of year           6,250       5.92         $5.00-$7.5785
                                         ======

            Cortech granted no options during 2004, nor were there any modifications of outstanding awards. No compensation cost has been recognized in income for stock-based employee compensation awards at Cortech.

            For options outstanding and exercisable at December 31, 2004, the exercise price ranges are:

                                       Options Outstanding                                       Options Exercisable
                    ------------------------------------------------------    ------------------------------------------------------
                          Number         Weighted-Average     Weighted-             Number         Weighted-Average     Weighted-
   Range of           Outstanding at      Remaining Life       Average          Outstanding at      Remaining Life       Average
Exercise Prices     December 31, 2004       (in years)      Exercise Price    December 31, 2004       (in years)      Exercise Price
---------------     -----------------       ----------      --------------    -----------------       ----------      --------------
 $3.50-$10.00            342,900               5.17             $ 3.93             342,900               5.17             $ 3.93
 10.01- 20.00             39,835                .94              12.46              39,835                .94              12.46
                         -------                                                   -------
                         382,735                                                   382,735
                         =======                                                   =======

8. We note from page II-9 of your MD&A that you believe your 50.06% ownership in Cortech is your primary business. Please tell us, and revise your disclosure in Note 4 to state the nature of the operations of Cortech.

      Disclosure will be revised to include the following:

            When the Company acquired its majority control in June 2004, Cortech was a biopharmaceutical company whose research and development efforts were focused primarily on protease inhibitors and bradykinin antagonists. These efforts produced a technology portfolio, the products of which may have therapeutic application across a broad range of medical conditions. Shares in Cortech were originally acquired with the objective of generating profits on short-term differences in price or capital appreciation. However, AVF determined to increase its ownership to exceed 50% and make Cortech Kent's primary business, which, was intended primarily to exploit Cortech's technology. Since June 30, 2004, Cortech has determined not to incur any additional expenses to maintain its patent portfolio and instead intends to use its available working capital to effect a business combination or grow a business internally.

Note 6. Kent Educational Services, Inc.

9. We note that in 2004 you acquired a 60% controlling interest in the Academy and have recorded the interest as an "other asset" because it is in "formation stage." Please tell us whether the Academy had any operations during 2004 and your basis for recording the 60% controlling interest as an "other asset" as of December 31, 2004. Additionally, we note that as of March 31, 2005 you have consolidated the Academy and recorded goodwill in connection with the consolidation. Please tell us what led to your decision in the first quarter 2005 to consolidate the Academy. Please include the factors that resulted in recognition of goodwill, the date at which the consolidation took place, and provide a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. See paragraphs 51 and 52 of SFAS No. 141. Also revise to include the pro forma disclosures required by paragraph 54 of SFAS No. 141. We may have further comments upon receipt of your response.

      The Academy for Teaching and Leadership, Inc. (The Academy) was formed to offer educators high quality programs designed to dramatically improve themselves, their students and their schools. As a result of the Company assessing its business, Kent Education Services, Inc., (KES) a wholly owned subsidiary of the Company, acquired an anticipated 60% interest in The Academy for $300,000 in August 2004.

      The Company accounted for its investment in The Academy in other assets in 2004 as The Academy had no operations in 2004, other than costs incurred of approximately $1,800 in formation expenses, which the Company deemed to be immaterial. In addition, the equity interests in The Academy had yet to be finalized, thus the purchase price allocations had not yet been completed. During the first quarter of 2005, the equity interests had been finalized and purchase price allocations were completed. Additionally, The Academy actively began operations including designing and offering programs to school districts and incurred expenses of approximately $21,000. As a result, the Company consolidated The Academy as of January 1, 2005. As The Academy was a new business, its valuation was based on business plans and forecasts. The following is a condensed balance sheet reflecting the amount assigned to each major asset and liability caption relating to the consolidation of The Academy at January 1, 2005 (in $000's):

                  Cash                                  $ 350
                  Goodwill                                 90
                  Investment in The Academy              (300)
                  Minority Interest in The Academy       (140)
                                                        -----
                                                        $  --
                                                        =====

      No pro forma financial information was presented as The Academy's operations were consolidated since January 1, 2005 and The Academy had no operations in 2004, other than approximately $1,800 of start-up costs in the fourth quarter of 2004, which the Company deemed immaterial.

Note 7. Income Taxes

10. Please tell us and revise the notes to your financial statements to explain why you have established a deferred tax asset valuation allowance for essentially all of Cortech's deferred tax assets associated with net operating losses and credits as indicated by the disclosures on page F-13.

      Note 7 to the financial statements will be revised to include the following:

            Approximately $32 million of the $36 million deferred tax asset relates to Cortech. Based upon Cortech's operating history, which includes continuous operating losses in each of the last four years and the Company's assessment of Cortech's ability to achieve future taxable income, a 100% valuation allowance has been established for Cortech's deferred tax asset.

Note 8. Sale of Building

11. We note from page II-5 of your MD&A that you sold your headquarters building in 2004 and are currently leasing your required office space in the same location. Please tell us how you evaluated the criteria for recognizing a gain in relation to a sale and leaseback, as outlined in paragraph 3 of SFAS No. 28. Additionally, please tell us and revise your disclosure to state the terms of the leasing arrangement and the rental expense for 2004. If the lease has terms in excess of one year, also disclose the future minimum rental payments required as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years.

      The Company sold its headquarters facility to an unrelated third party in August 2004. Following the sale, Winston leased office space from the owner. The Company subleases less than 10% of the building from Winston on a month-to-month basis, therefore, the Company does not believe the transaction meets the criteria for recognizing a gain in relation to a sale and leaseback, as outlined in paragraph 3 of SFAS NO. 28. Total rent expense for 2004 was approximately $8,245. Also, as the Company is leasing its space on a month-to-month basis, there are no future minimum rental payments required to be disclosed.

      Item 2. Description of Property will be revised to include the following:

      The Company is leasing it office space on a month-to-month basis.

      Note 8 and Note 12 to the financial statements will be revised to include the following:

            The Company sold its building to an unrelated third party in August 2004. Following the sale, Winston leased office space from the owner. The Company subleases certain office space from Winston on a month-to-month basis. Total rent expense for 2004 was approximately $8,245.

Note 16. Unaudited Pro Forma Financial Information

12. We note that you present unaudited pro forma financial information for the acquisition of Cortech and disposition of Winston. Please revise the information to describe in further detail the terms of the transactions reflected in the pro forma financial information. Also, please revise to separately describe each adjustment with a footnote explanation discussing the nature of the adjustment and how the amount was calculated or determined. The explanations should also indicate if the adjustment relates to the acquisition of Cortech or disposition of Winston. Refer to the guidance outlined in Article 11 of Regulation S-X. Additionally, we believe that you may be required by Rule 310(c) of Regulation S-B to include financial statements of Cortech in a report on Form 8-K. Please revise your filing to include those financial statements for the period required in Rule 310(c)(2) of Regulation S-B or alternatively, tell us why you do not believe you are required to file such financial statements.

      Note 16 to the financial statements will be revised to include the following:

            The Company sold 60% of its wholly owned subsidiary, T.R. Winston & Company, Inc., a registered securities broker-dealer ("T.R. Winston") in July 2003 and its remaining 40% in August 2004. Additionally, in June 2004 the Company acquired shares of Cortech, Inc. ("Cortech") a publicly traded company seeking to redeploy its assets into an operating business. The Company had owned shares of Cortech prior to June 2004, however the acquisition of additional Cortech shares in June 2004 increased the Company's ownership of Cortech to 50.06%. Beginning June 30, 2004, Cortech was consolidated in the financial statements of the Company. Pro forma results of operations are provided below to reflect the operations of the Company had the acquisition of Cortech and the disposition of T.R. Winston taken place prior to January 1, 2003. This pro forma financial information is not intended to reflect results of operations, which would have actually resulted, had these transactions been effected prior to January 1, 2003. Moreover, this pro forma financial information is not intended to be indicative of results of operations that may be attained in the future.

Kent Financial Services, Inc. and Subsidiaries
Pro forma Consolidated Statements of Operations
(in $000's, except per share data)
Unaudited

For the year ended December 31, 2004                                 Winston        Cortech
                                                           As       Pro forma      Pro forma     Pro forma
                                                        Reported   Adjustments    Adjustments     Results
                                                        --------------------------------------------------
Revenues:
          Principal transactions:
               Investing gains                          $   310      $    --      $    22(a)      $   332
          Management fee income                             138           --          (90)(b)          48
          Equity in earnings of T.R. Winston                138         (138)          --(c)           --
          Pre-acquisition equity in loss of Cortech         (83)          --           83(d)           --
          Interest, dividends and other                     485           --           52(e)          537
          Other:                                                                                       --
               Gain on sale of property                     845           --           --             845
               Gain on sale of T.R. Winston                  71          (71)          --(f)           --
                                                        -------------------------------------------------
                   Total revenues                         1,904         (209)          67           1,762
                                                        -------------------------------------------------

Expenses:
          General, administrative and other                 936           --          171(g)        1,107
          Interest                                           37           --           --              37
                                                        -------------------------------------------------
                   Total expenses                           973           --          171           1,144
                                                        -------------------------------------------------

Income before income taxes                                  931         (209)        (104)            618
Provision for income taxes                                   56           --            1(h)           57
                                                        -------------------------------------------------
Income before minority interest                             875         (209)        (105)            561
Minority interest in subsidiary's losses                     48           --          105(i)          153
                                                        -------------------------------------------------
Net income                                              $   923      $  (209)     $    --         $   714
                                                        =================================================

Basic and diluted net income per
          common share                                  $  0.32                                   $  0.24
                                                        =======                                   =======

Weighted average number of common
          shares outstanding (in 000's)                   2,921                                     2,921
                                                        =======                                   =======

(a) Reverse unrealized losses on marketable securities recorded by the Company on Cortech.

(b)   Eliminate management fees of $90,000 paid by Cortech to the Company.

(c)   Reverse the equity in earnings of Winston.

(d)   Reverse the equity in the loss of Cortech.

(e)   Record interest income earned by Cortech.

(f)   Reverse gain on sale of Winston.

(g) Record general and administrative expenses of Cortech, net of management fees of $90,000 paid to the Company.

(h)   Record the income tax expense of Cortech.

(i)   Record minority interest of Cortech.

Kent Financial Services, Inc. and Subsidiaries
Pro forma Consolidated Statements of Operations
(in $000's, except per share data)
Unaudited

For the year ended December 31, 2003                                 Winston        Cortech
                                                           As       Pro forma      Pro forma     Pro forma
                                                        Reported   Adjustments    Adjustments     Results
                                                        --------------------------------------------------
          Brokerage commissions and fees                $ 1,869      $(1,869)     $    --(a)      $    --
          Principal transactions:
               Trading                                      122         (122)          --(b)           --
               Investing gains                              663           --          112(c)          775
          Management fee income                             228           --         (180)(d)          48
          Equity in earnings of T.R. Winston                 20          (20)          --(e)           --
          Interest, dividends and other                     285         (162)         119(f)          242
                                                        -------------------------------------------------
                   Total revenues                         3,187       (2,173)          51           1,065
                                                        -------------------------------------------------

Expenses:
          Brokerage                                       1,164       (1,164)          --(g)           --
          General, administrative and other               1,577         (825)         267(h)        1,019
          Interest                                           55           --           --              55
                                                        -------------------------------------------------
                   Total expenses                         2,796       (1,989)         267           1,074
                                                        -------------------------------------------------

Income before income taxes                                  391         (184)        (216)             (9)
Provision for income taxes                                   34          (18)          (2)(i)          14
                                                        -------------------------------------------------
Income before minority interest                             357         (166)        (214)            (23)
Minority interest in subsidiary's losses                     --           --          165(j)          165
                                                        -------------------------------------------------
Net income                                              $   357      $  (166)     $   (49)        $   142
                                                        =================================================

Basic and diluted net income per common share           $  0.11                                   $  0.04
                                                        =======                                   =======

Weighted average number of common shares
          outstanding (in 000's)                          3,292                                     3,292
                                                        =======                                   =======

(a)   Reverse brokerage commissions and fees earned by Winston.

(b)   Reverse trading gains earned by Winston.

(c) Reverse unrealized losses on marketable securities recorded by the Company on Cortech.

(d)   Reverse management fees paid to the Company by Cortech

(e)   Reverse the equity in earnings of Winston.

(f)   Reverse interest and other income earned by Winston.

      Record interest earned by Cortech.

(g)   Reverse brokerage expenses at Winston.

(h)   Reverse Winston expenses.

      Record general and administrative expenses of Cortech, net of management fees of $180,000 paid to the Company.

(i)   Reverse tax expenses.

(j)   Record minority interest of Cortech.

      The Company will file a Form 8-K for the acquisition of the 4.06% of Cortech, which will incorporate the Cortech financial statements included in its March 31, 2004 Form 10-QSB and its December 31, 2003 Form10-KSB with appropriate pro forma information consolidating Kent and Cortech at March 31, 2004 and for the three months ended March 31, 2004 and for the year ended December 31, 2003.

      Kent has directed us to advise you that it acknowledges that:

      o Kent is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o Kent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Should you or the Staff have any further comments or questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 588-5511.

                                        Sincerely,

                                        /s/ Guy P. Lander
                                        ----------------------------
                                        Guy P. Lander